EXHIBIT 21.1

SUBSIDIARIES OF SCHMITT INDUSTRIES, INC.

AS OF MAY 31, 2017

Subsidiary	State of Incorporation or Country in Which Organized
Schmitt Measurement Systems, Inc.	Oregon
Schmitt Europe, Ltd.	United Kingdom
Schmitt Industries Canada, Ltd.	Canada